ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Rallybio Corporation

234 Church Street, Suite 1020

New Haven, CT 06510

Attention: Martin W. Mackay, Ph.D.

Chief Executive Officer

Phone: (203) 859-3820

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Rallybio Corporation with respect to the omitted portions, which are identified in this letter by the mark “[***].”

July 12, 2021

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius and Celeste Murphy

RE:    Rallybio Corporation

Registration Statement on Form S-1

Filed July 2, 2021

File No. 333-257655

CIK No. 0001739410

Ladies and Gentlemen:

On behalf of Rallybio Corporation (the “Company”), please find below additional information requested in the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 24, 2021 regarding an estimated offering price or range of the shares expected to be offered by the Company.

For your convenience, the Staff’s comment has been reproduced in its entirety below:

CONFIDENTIAL TREATMENT REQUESTED BY RALLYBIO CORPORATION UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

July 12, 2021

Note 2 – Summary of Significant Accounting Policies, Equity-based Compensation, page F-10

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common units underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

The Company supplementally advises the Staff that, based upon discussions with the Company’s board of directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering will be within the range of $[***] to $[***] per share (the “Preliminary Assumed IPO Price Range”), before giving effect to the Liquidation (each as defined below).

This Preliminary Assumed IPO Price Range is based on a number of factors, including the history of Rallybio Holdings, LLC, a Delaware limited liability company (the “LLC Entity”), the Company’s future prospects and those of the Company’s industry in general, the LLC Entity’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the LLC Entity’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the above-referenced registration statement (the “Registration Statement”) (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Assumed IPO Price Range will not be subject to significant change. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement.

Reorganization

The LLC Entity and the Company currently operate in a parent and subsidiary structure with the LLC Entity as a holding company with a series of operating subsidiaries. On June 30, 2021, the LLC Entity and the Company completed a series of transactions pursuant to which (i) Rallybio IPD, LLC, a direct subsidiary of the LLC Entity, was converted from a Delaware limited liability company to a Delaware corporation and changed its name to Rallybio Corporation, and (ii) four recently-formed direct subsidiaries of the Company, each a Delaware limited liability company (collectively the “Merger Subs”), each consummated a separate merger with one of the LLC Entity’s direct subsidiaries, other than Rallybio IPD, LLC (collectively the “Asset Subsidiaries”), with the Asset Subsidiaries surviving the mergers and the LLC Entity receiving common stock of the Company in exchange for its interest in each Asset Subsidiary, which resulted in the Asset Subsidiaries becoming subsidiaries of the Company and the Company becoming the only direct subsidiary of the LLC Entity.

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§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

July 12, 2021

Prior to the completion of the initial public offering, the LLC Entity will liquidate under Delaware law and distribute 100% of its holdings of the capital stock of the Company, consisting solely of common stock, to the unitholders of the LLC Entity. We refer to the liquidation of the LLC Entity and distribution of the common stock of the Company to the unitholders of the LLC Entity as the “Liquidation” and to the June 30, 2021 transactions collectively as the “Reorganization”.

The number of shares of the Company that will be distributed to the unitholders of the LLC Entity in the Liquidation will be based on the enterprise valuation of the Company and the public offering price per share in the Company’s initial public offering. After giving effect to the Liquidation, the Preliminary Assumed IPO Price Range will be within the range of $[***] to $[***] per share. Based on the midpoint of the Preliminary Assumed IPO Price Range, the Company will have [***] shares of its common stock outstanding immediately prior to the Liquidation. The LLC Entity will distribute all [***] shares of the Company’s common stock to the LLC Entity unitholders resulting in [***] shares of the Company’s common stock being outstanding immediately prior to the consummation of its initial public offering.

The per share common stock figures in this letter do not give effect to the Liquidation.

Determining the Fair Value of Units Prior to the Initial Public Offering

There has been no public market for the LLC Entity’s common units to date. The estimated fair value of its common units has been determined by the LLC Entity’s board of managers after considering, in part, valuations provided by an independent third-party valuation firm (“Valuation Firm”) of the common units of the LLC Entity and the LLC Entity’s Series A-1 preferred stock financing in April 2018 for aggregate proceeds of approximately $6.0 million, Series A-2 preferred stock financings in April 2019, July 2019 and October 2019, for aggregate proceeds of approximately $9.6 million, $10.0 million and $12.0 million, respectively, and Series B preferred stock financings in March 2020, April 2020 and May 2020, for aggregate proceeds of approximately $91.1 million, $2.1 million and $52.0 million, respectively.

The LLC Entity’s most recent third-party valuation reports were prepared as of January 1, 2021 (the “January 2021 Valuation”) and May 1, 2021 (the “May 2021 Valuation”). A draft valuation report was prepared as of June 1, 2021 (the “June 2021 Preliminary Valuation”) and will be finalized following submission of this letter and prior to the Liquidation.

In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Valuation Firm prepared valuations of the LLC Entity’s common units using an option pricing method (“OPM”) for the January 2021 Valuation, and a hybrid method, combining the OPM with the probability weighted expected return method (“PWERM”), for the May 2021 Valuation and June 2021 Preliminary Valuation. The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total shareholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class, each of which is valued using a Black-Scholes option pricing model. The PWERM values each class of equity based on an analysis of the range of potential future enterprise values of the company and the manner in which those values would accrue to the owners of the different classes of equity. The PWERM involves estimating the overall value of the subject company under various liquidity event scenarios and allocating the value to the various share classes based on

CONFIDENTIAL TREATMENT REQUESTED BY RALLYBIO CORPORATION UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

July 12, 2021

their respective claim on the proceeds as of the date of each event. These different scenarios typically include an initial public offering, an acquisition, or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability weighted in order to arrive at an estimated fair value for each share class as of a current date. An input to both the OPM and the PWERM is the current total equity value (“TEV”), in the case of the OPM, and expected future TEV, in the case of the PWERM, of the LLC Entity. At each date, the current/future TEV of the LLC Entity was estimated using a market approach, as discussed further below. A discount for lack of marketability (“DLOM”) of the common units is then applied to arrive at an indication of value for the common units as of the valuation date.

The January 2021 Valuation, the May 2021 Valuation and June 2021 Preliminary Valuation were used to determine the value of the LLC Entity’s common units with respect to all equity grants made by the Company in 2021.

Each of the January 2021 Valuation, May 2021 Valuation and June 2021 Preliminary Valuation considered the total estimated fair value of the LLC Entity. In order to arrive at this total estimated fair value of the LLC Entity, the Valuation Firm used the market approach, and more specifically, the indexing method, at each date, as well as the precedent initial public offering (“IPO”) analysis for the May 2021 Valuation and June 2021 Preliminary Valuation. In order to perform the indexing method, the Valuation Firm employed the backsolve method to calculate the implied TEV of the LLC Entity on May 14, 2020, the date of the final Series B preferred stock closing (the “Series B preferred stock financing date”). When liquidation preferences and share class rights are known, it is possible to use an OPM to solve for the implied fair value of total members’ equity of a company. Using the backsolve method, the LLC Entity’s estimated TEV was approximately $201.1 million as of the Series B preferred stock financing date.

This May 2020 TEV was then adjusted by 25% for the January 2021 Valuation, by 35% for the May 2021 Valuation and by 40% for the June 2021 Preliminary Valuation based on the performance of comparable companies and market indices, as well as that of the LLC Entity, from the period between the May 2020 Series B preferred stock financing date and each valuation date and the performance of the LLC Entity over the period in question. Since the May 2020 Series B preferred stock financing date, comparable companies increased in value by a mean and median of 33.2% and 12.7%, respectively, for the January 2021 Valuation, by 49.3% and 29.6%, respectively, for the May 2021 Valuation, and by 55.4 % and 32.9 % for the June 2021 Preliminary Valuation. The broad market and comparable industry-specific indices increased in value by a mean and median of 35.1% and 31.7%, and 10.9% and 8.0%, respectively, for the January 2021 Valuation, by 48.7% and 46.6%, and 13.6% and 15.9%, respectively, for the May 2021 Valuation, and by 49.1% and 47.3%, and 11.8% and 14.8%, respectively, for the June 2021 Preliminary Valuation. Employing these assumptions and applying the indexing method, the Valuation Firm estimated the total members’ equity value of the LLC Entity to be $214.5 million, $221.0 million, and $226.0 million on a marketable, minority basis, for the January 2021 Valuation, May 2021 Valuation and June 2021 Preliminary Valuation, respectively.

However, because the common units of the LLC Entity represent non-marketable equity interests in a private enterprise, an adjustment to the preliminary value estimate was made to account for the lack of liquidity of the units. This adjustment is commonly referred to as a discount for lack of marketability. The Valuation Firm performed both an option-based analysis and a restricted stock study comparative analysis

CONFIDENTIAL TREATMENT REQUESTED BY RALLYBIO CORPORATION UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

July 12, 2021

(“RSSCA”) in an effort to estimate the appropriate marketability discount for the units. The RSSCA involves benchmarking the units against restricted stock transactions and related observed discount data. The RSSCA utilized data gathered and analyses prepared by FMV Opinions, Inc. and presented in their study entitled The FMV Restricted Stock Study™ (“the FMV Study”). The most current release of this study occurred in 2006 and included data on 475 transactions in restricted stock during a 25-year period from 1980 through 2005. The FMV Study analyzed each of these transactions and calculated the marketability discount implied by the difference between the price of publicly traded shares and identical restricted shares sold in private placements during the same month.

The average discount calculated by the FMV Study was 22.25% and the median discount was 19.45%, though the observed discounts vary significantly across the sample and there are obvious correlations between certain company-specific factors and the level of marketability discount observed. In order to properly apply this data to the common unit, the Valuation Firm benchmarked the LLC Entity against the FMV Study data based on the following six characteristics: total assets, total revenues, earnings, market value, book value, and stock price volatility. See below for the DLOM applied to each valuation performed in 2021.

The Valuation Firm also employed an option-based approach to estimate the magnitude of the discount for lack of marketability at each date, including both a protective put analysis and a modified put analysis. The implied marketability discount was estimated based upon the value of the put option as a percentage of the share price.

January 2021 Valuation

Using the assumptions discussed above, the Valuation Firm estimated the total value of the LLC Entity to be $214.5 million, on a marketable, minority basis, for the January 2021 Valuation. The final step for the January 2021 Valuation analysis involved the allocation of total value of the LLC Entity to the various share classes, which was in turn used to arrive at an estimated fair value of one common unit of the LLC Entity. As noted above, the OPM was used for two scenarios, one assuming a non-IPO exit event and one assuming an IPO exit event. Each OPM took into account various assumptions including the $214.5 million estimated total members’ equity, estimated holding period for the LLC Entity (1.0 years for the non-IPO exit event, 0.58 years for the IPO exit event), risk-free interest rate (0.10% for the non-IPO exit event, 0.09% for the IPO exit event) and estimated stock price volatility (99.5% for the non-IPO exit event, 77.3% for the IPO exit event), to arrive at a fair value of one common unit of $0.56 on a marketable, minority basis, or $0.47 on a non-marketable and minority basis after applying a discount for lack of marketability. A discount for lack of marketability of 16% was applied to the January 2021 Valuation.

May 2021 Valuation and June 2021 Preliminary Valuation

In the period between January 1, 2021 and May 1, 2021, the LLC Entity took steps towards a potential IPO of the Company, including the confidential submission of the Registration Statement. As a result, in addition to relying on the indexing method, each of the May 2021 Valuation and June 2021 Preliminary Valuation was in part derived using a precedent IPO analysis (the “IPO Scenario”) to arrive at an estimated total members’ equity value of the LLC Entity. The IPO Scenario for the May 2021 Valuation took into consideration pre-money equity value indications from 39 recent initial public offerings of comparable

CONFIDENTIAL TREATMENT REQUESTED BY RALLYBIO CORPORATION UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

July 12, 2021

companies and resulted in an estimated total members’ equity fair value of the LLC Entity of $[***] million on a marketable, minority basis. The IPO Scenario for the June 2021 Preliminary Valuation took into consideration pre-money equity value indications from 40 recent initial public offerings of comparable companies and resulted in an estimated total members’ equity fair value of the LLC Entity of $[***] million on a marketable, minority basis. The June 2021 Preliminary Valuation was reflective of changes in the market conditions and changes in the pre-money equity value indications of comparable companies since the May 2021 Valuation. As of May 1, 2021 and June 1, 2021, the Valuation Firm employed the hybrid method to allocate the total members’ equity value to the various equity shareholders, which combined the OPM with the PWERM. This hybrid method of relying on PWERM and OPM can be a useful when a company has transparency into one or more near term exits, such as an initial public offering.

Taking the estimated total members’ equity fair value of the LLC Entity upon an IPO of $[***] million as of May 1, 2021 and $[***] million as of June 1, 2021, each on a marketable, minority basis, the Valuation Firm multiplied this amount by the fully diluted ownership percentage of each unit class in order to arrive at the per-unit value on an undiscounted basis, adjusting for participation thresholds of the LLC Entity’s profit interest units. Next, the Valuation Firm discounted the per-unit values utilizing the IPO Scenario’s estimated closing date of July 31, 2021, using a 35% discount rate for both the May 2021 Valuation and June 2021 Preliminary Valuation.

The Valuation Firm also employed an OPM for a non-IPO exit, employing assumptions including the estimated holding period for the LLC Entity in a non-IPO exit scenario (0.67 years as of May 1, 2021, 0.58 years as of June 1, 2021), risk-free interest rate (0.04% as of both May 1, 2021 and June 1, 2021) and estimated stock price volatility (77.4% as of May 1, 2021 and 71.7% as of June 1, 2021).

Based on its analysis, the Valuation Firm estimated the fair value of one common unit to be $[***] for an IPO exit and $[***] for a non-IPO exit as of May 1, 2021, and $[***] for an IPO exit and $[***] for a non-IPO exit as of June 1, 2021, each on a marketable, minority basis. After applying a discount for lack of marketability (discussed below), the Valuation Firm arrived at an estimate of the fair value of one common unit, on a non-marketable, minority basis of $[***] for an IPO exit and $[***] for a non-IPO exit as of May 1, 2021, and $[***] for an IPO exit and $[***] for a non-IPO exit as of June 1, 2021. The Valuation Firm then applied weightings of 85% and 15% to the common unit values from the PWERM/IPO exit and OPM/non-IPO exit approaches, respectively, as of May 1, 2021, and 90% and 10% to the PWERM/IPO exit and OPM/non-IPO exit approaches, respectively, as of June 1, 2021. Based on its analysis, the Valuation Firm estimated the fair value of one common unit of the LLC Entity to be $[***] as of May 1, 2021 and $[***] as of June 1, 2021 after applying a discount for lack of marketability. A discount for lack of marketability of 22% for the non-IPO exit and 8% for the IPO exit, as of May 1, 2021, and 20% for the non-IPO exit and 6% for the IPO exit, as of June 1, 2021.

The results of the January 2021 Valuation, May 2021 Valuation and June 2021 Preliminary Valuation were relied upon to determine the participation threshold price per incentive units granted in 2021, which is equal to the estimated fair value per common unit at grant date. The LLC Entity has not granted any additional equity awards subsequent to June 1, 2021.

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§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

July 12, 2021

Grant Date	Number of Incentive Units Granted	Estimated Fair Value per Common Unit at Grant Date
January 20, 2021	12,214,000		$0.47
February 1, 2021	805,000		$0.47
March 16, 2021	50,000		$0.47
May 3, 2021	[***]	$	[***]
June 1, 2021	[***]	$	[***]

Comparison of January 2021 Valuation and Most Recent Valuations

The Company respectfully submits that the differences between the fair value of a common unit of the LLC Entity of $[***] and $[***], at May 1, 2021 and June 1, 2021, respectively, and the fair value of a common unit of the LLC Entity of $0.47 as of January 1, 2021, are primarily attributable to the following factors that occurred between January 2021 and May 2021 and support the increase in the fair value of the LLC Entity between January 1, 2021 and May 1, 2021:

•

As of January 1, 2021, the LLC Entity had not yet undertaken any significant formal steps towards an IPO exit. Between the January 2021 Valuation and the May 2021 Valuation and June 2021 Preliminary Valuation, the LLC Entity engaged investments banks and held an organizational meeting with investments banks on March 22, 2021. The Company then confidentially submitted the Registration Statement with the Commission on April 27, 2021. These events, all bolstered the LLC Entity’s belief that an IPO would likely occur.

•

A Phase 1/2 clinical trial of RLYB211, a polyclonal anti-HPA-1a antibody, for the treatment of fetal and neonatal alloimmune thrombocytopenia (“FNAIT”), had progressed and the LLC Entity received positive proof of mechanism and proof of concept data for RLYB211 from the Phase 1/2 clinical trial and notification that these results would be published by the principal investigator in July 2021. On July 2, 2021, the LLC Entity publicly disclosed positive data from its Phase 1/2 clinical trial of RLYB211. The results of this clinical trial continue to support the Company’s plan to move forward its lead product candidate, RLYB212, a monoclonal anti-HPA-1a antibody.

•

On March 2, 2021, the LLC Entity publicly announced the details of RLYB212, a novel monoclonal HPA-1a antibody also for the treatment of FNAIT. Several important events relating to the development of RLYB212 occurred during the period from January 2021 through May 2021, including the manufacture of drug substance and drug product and data from pre-clinical experiments for RLYB212.

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§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

July 12, 2021

•

The LLC Entity publicly announced the details of RLYB116, a novel small protein inhibitor of complement C5 for the treatment of patients with severe and rare diseases of complement dysregulation on March 2, 2021. During this period, the manufacture of drug substance and drug product for this asset was also completed.

•	In May 2021, the LLC Entity held “testing the waters” meetings, from which it received positive feedback from potential investors via the investment banks.

•

The LLC Entity’s preferred units currently have substantial economic rights and preferences over its common units. Prior to the closing of an IPO, the preferred unitholders of the LLC Entity will receive common stock of the Company as a result of the Reorganization. The common unitholders of the LLC will also receive common stock of the Company. As a result, the superior economic rights and preferences of the LLC Entity’s preferred units as compared to its common units will be eliminated.

Comparison of Most Recent Valuations and the Preliminary Assumed IPO Price Range

The Company respectfully submits that the differences between the fair value of one common unit of the LLC Entity of $[***] and $[***] at May 1, 2021 and June 1, 2021, respectively, and the Preliminary Assumed IPO Price Range of $[***] to $[***], are primarily attributable to the following factors:

•

The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the LLC Entity’s common units has been created, and, therefore, excludes any discount for lack of marketability of the LLC Entity’s common units. A discount for lack of marketability was applied in prior valuation judgments, as noted above, and was higher in earlier valuations given the longer assumed time to a liquidity event. The differences between the fair value of the LLC Entity’s common units at May 1, 2021 and June 1, 2021 and the Preliminary Assumed IPO Price Range are substantially attributable to the discount due to lack of current marketability and the fact that the IPO Scenario had not yet been weighted at 100%. On an undiscounted basis assuming a 100% IPO Scenario weighting, the fair value of the common units would have been $[***] and $[***], as of May 1, 2021 and June 1, 2021 respectively.

•

In June 2021, the LLC Entity completed all release testing for RLYB212 drug product manufactured earlier in the year, and, on July 2, 2021, the LLC Entity submitted a clinical trial application (“CTA”) for RLYB212. Subject to the acceptance of its CTA submission, the Company expects to initiate a Phase 1 first-in-human study in the first quarter of 2022.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to additional public equity going forward, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

CONFIDENTIAL TREATMENT REQUESTED BY RALLYBIO CORPORATION UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

July 12, 2021

In conclusion, the Company respectfully submits that the difference between the recent valuations of its common units used in connection with determining the threshold value for grants of incentive units and the Preliminary Assumed IPO Price range were reasonable in light of all of the considerations outlined above. The Company will also continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at 617-951-7826 or Zachary Blume at 617-951-7663.

Sincerely,

/s/ Marc A. Rubenstein
Marc A. Rubenstein
cc:	Martin W. Mackay, Ph.D. (Rallybio Corporation)

Michel Greco (Rallybio Corporation)

Zachary Blume (Ropes & Gray LLP)

CONFIDENTIAL TREATMENT REQUESTED BY RALLYBIO CORPORATION UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1